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RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

Writer's Email Address:                                        December 19, 2008
alan.seem@shearman.com
Writer's Direct Number:
Tel: +86.10.5922.8002
Fax: +86.10.6563.6002

VIA EDGAR & FACSIMILE

Mr. Juan Migone
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3312
Fax: +1.202.772.9202

RE: GUANGSHEN RAILWAY COMPANY LIMITED
    FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007
    FILED JUNE 26, 2008
    FILE NO. 001-14362

Dear Mr. Migone:

     Guangshen Railway Company Limited (the "Company") has requested us to respond to the Staff's comment letter, dated November 18, 2008, with respect to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 ("Form 20-F") filed with the Securities and Exchange Commission (the "Commission") on June 26, 2008.

     The Company's responses to the Staff's comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference. Also enclosed herein as Annex A is the written acknowledgment from the Company requested by the Staff.

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Page 2                                                         December 19, 2008


FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

ITEM 18-FINANCIAL STATEMENTS

NOTE 38-THE ACQUISITION OF THE NET ASSETS OF YANGCHENG RAILWAY, PAGE F-56

     1. WE NOTE YOUR ASSERTION THAT, AS A RESULT OF THE DILUTION TO 41% (FROM 67%) OF THE EQUITY INTEREST OF THE MOR IN THE GROUP IN DECEMBER 2006, YANGCHENG RAILWAY AND THE GROUP WERE NO LONGER UNDER COMMON CONTROL ON THE ACQUISITION DATE OF JANUARY 1, 2007. ACCORDING TO APPENDIX A OF IFRS 3, CONTROL IS DEFINED AS THE POWER TO GOVERN THE FINANCIAL AND OPERATING POLICIES OF AN ENTITY SO AS TO OBTAIN BENEFITS FROM ITS ACTIVITIES. IN THIS REGARD, DISCLOSURES THROUGHOUT YOUR FILING DESCRIBE THE EXTENSIVE GOVERNMENT REGULATION OF THE RAILWAY TRANSPORTATION INDUSTRY AND THE SIGNIFICANT CONTINUING INFLUENCE OF THE MOR OVER YOUR POLICIES, MANAGEMENT AND AFFAIRS. WE ALSO NOTE THE COMPOSITION OF YOUR BOARD OF DIRECTORS (SIX NON-INDEPENDENT DIRECTORS AND THREE INDEPENDENT DIRECTORS) WAS THE SAME BOTH BEFORE AND AFTER THE DECEMBER 2006 OFFERING. IN ADDITION, THE CHAIRMAN OF YOUR BOARD OF DIRECTORS IS THE CHAIRMAN OF GRGC, A SUBSIDIARY OF THE MOR. THEREFORE, IT IS UNCLEAR WHETHER OR NOT THERE HAS BEEN ANY SUBSTANTIVE CHANGE IN THE MOR'S POWER TO GOVERN YOUR FINANCIAL AND OPERATING POLICIES AFTER THEIR EQUITY INTEREST WAS DILUTED. PLEASE CLARIFY YOUR DISCLOSURES IN THIS REGARD. IN YOUR RESPONSE, PLEASE PROVIDE US WITH SPECIFIC EXAMPLES OF CHANGES IN THE MOR'S POWER AS A RESULT OF THE DECEMBER 2006 OFFERING (OTHER THAN THE DILUTION OF THEIR OWNERSHIP INTEREST IN THE GROUP).

          The Company respectfully submits that management acknowledges the significance and importance of the accounting treatment relating to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway from Yangcheng Railway (the "Acquisition"). Therefore, before the completion of the Acquisition, the Company submitted a pre-clearance request with the Commission on the proposed accounting treatment (i.e., purchase accounting) under both IFRS and U.S. GAAP in August 2006. After several rounds of communications between the Company and the Staff on this matter, the Company formally filed a pre-clearance letter with the Commission on January 26, 2007, addressed to the Accounting Group--Interpretations at the Office of the Chief Accountant of the Commission, which letter elaborated the management's views on the appropriate accounting treatment to be adopted for the Acquisition. The Company would be happy to provide a copy of such letter for your reference at your request. On February 6, 2007, the Company was informed that the Staff did not object to the Company's proposed use of purchase accounting for the Acquisition.

          The Company would also like to emphasize that the public railway transportation business operated by the Company is highly regulated on a nationwide basis by the MOR. After the December 2006 offering, the MOR is still the industry regulator for maintaining safety standards and service quality (as it has always been), but it is not considered by the management as a shareholder that has control as defined in Appendix A of IFRS 3. Being the regulator of a specific industry does not implicate that the regulator has any control (as defined in Appendix A of IFRS 3) over the enterprises under its regulation.

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Page 3                                                         December 19, 2008


          In response to the specific comments made by the Staff, the Company respectfully submits the following specific examples of changes in the MOR's power (other than dilution of the ownership interest) as a result of the December 2006 offering:

          - Based on communications made between the Company and the MOR, management understands that the MOR has also recognized its loss of control over the Company as a result of the dilution of its ownership interest in the Company, which is evidenced by the fact that the MOR excluded the Company's financial statements from its consolidated financial statements after the December 2006 offering.

          - Subsequent to the December 2006 offering, the MOR did not exercise any control (as defined in Appendix A of IFRS 3) over the Company's financial and operating policies. For example, according to the Articles of Association of the Company, both the annual budget and the profit distribution plan (which are substantial participating actions to evidence control exercised over an entity) are proposed by the management of the Company and are required to be approved by the shareholders. According to the Articles of Association of the Company, in general, the Company can only hold a shareholders' meeting if shareholders holding at least 50% of the equity interests in the Company attend the meeting, and an ordinary resolution at the shareholders' meeting must be approved by shareholders representing more than 50% of the voting rights represented by the shareholders present at the shareholders' meeting (in the case of a special resolution, it must be approved by more than two-thirds of the voting rights represented by the shareholders present at the shareholders' meeting). Because the MOR indirectly owns approximately 41.0% of the equity interests of the Company after the December 2006 offering, it no longer has the power to hold a shareholders' meeting and approve the annual budget and profit distribution plan based on its own votes. The attendance of the shareholders other than the MOR are required to hold a shareholders' meeting and votes from these shareholders may also be required in order to approve the annual budget and profit distribution plan at the shareholders' meeting. However, prior to the December 2006 offering, the MOR was able to control the outcomes of such processes due to the fact that it indirectly owned approximately 67% of the equity interests in the Company.

          - In addition, according to the Articles of Association of the Company, the election of any directors into the Board of Directors of the Company is also required to be approved by the shareholders. As described above, because the MOR now indirectly holds less than 50% of the equity interests in the Company, it cannot validly hold a shareholders' meeting by itself and cannot control the voting results for the election of the directors. However, prior to the December 2006 offering, the MOR could control the composition of the Board of Directors due to the fact that it indirectly owned approximately 67% of the equity interests in the Company.

          - Subsequent to the December 2006 offering, the Company is responsible for its own financing arrangements. Prior to the December 2006 offering, the MOR provided the necessary financial support to the Company. Subsequent to the December 2006 offering, the Company has borrowed significant funds from

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Page 4                                                         December 19, 2008


               various commercial banks in order to finance its capital expenditures, including the construction of its new railway line. The MOR did not provide any support or guarantee for such bank borrowings or any other financial support to the Company.

          Therefore, the Company continues to believe that, after the December 2006 offering, from the perspective of the IFRS 3 application, the MOR no longer has control over the financial and operating policies of the Company, and the use of purchase accounting for the Acquisition is appropriate.

          Finally, in response to the Staff's request on clarifying the disclosure in this regard, the Company will accordingly revise the relevant disclosures based on the above information in future filings made with the Commission to better reflect the changes in the MOR's control over the Company.

     2. WE NOTE YOUR DISCLOSURE REFERENCING THE ASSISTANCE OF AN INDEPENDENT APPRAISAL FIRM. IF YOU ELECT TO MAKE REFERENCE TO AN INDEPENDENT OR THIRD-PARTY VALUATION OR APPRAISAL, YOU MUST SPECIFICALLY IDENTIFY THE APPRAISER IN YOUR REPORT. PLEASE REVISE ACCORDINGLY OR DELETE ANY SUCH REFERENCE FROM YOUR FILINGS. IN ADDITION, IF YOU INCORPORATE A REPORT WITH SUCH A REFERENCE INTO ANY REGISTRATION STATEMENT, THE APPRAISER MUST BE IDENTIFIED AS AN EXPERT IN THE REGISTRATION STATEMENT AND HIS CONSENT MUST BE FILED AS AN EXHIBIT PURSUANT TO ITEM 601(B)(23) OF REGULATION S-K.

          The Company respectfully submits that the appraisal performed by the independent appraisal firm was only one of the tasks that the Company had requested to be completed before the Acquisition in order to assist the directors of the Company to determine the fair values of the respective identifiable assets and liabilities and contingent liabilities acquired. The appraisal results were only one of the references used in determining the purchase price allocation for the Acquisition. The directors of the Company understand that it is management, not the external appraisal firm, that should be responsible for the determination of the fair values. The reference to the independent appraisal was made in the Form 20-F in order to demonstrate that the directors had taken customary steps in order to formulate and arrive at their final determination of the fair value. However, such appraisal was not in itself determinative of the purchase price allocation for the Acquisition. Therefore, the Company did not specifically identify the appraiser in the Form 20-F. The Company will delete such reference to the appraisal firm in any future filings to be made with the Commission.

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Page 5                                                         December 19, 2008


                                     * * * *

     Please direct any questions concerning this letter to the undersigned at
(Tel) +86.10.5922.8002, (Fax) +86.10.6563.6002 or Mr. Wilson Chow of
PricewaterhouseCoopers, the independent auditors of the Company, at (Tel) +86.755.8261.8886.

                                        Very truly yours,


                                        /s/ Alan Seem
                                        ----------------------------------------
                                        Alan Seem

Annex A - Written Acknowledgment

cc: Mr. David R. Humphrey, Branch Chief
        Securities and Exchange Commission

    Mr. Tang Xiangdong
    Mr. Guo Xiangdong
        Guangshen Railway Company Limited

    Mr. Wilson Chow
        PricewaterhouseCoopers

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                                                                         ANNEX A

                 Statement of Guangshen Railway Company Limited

     The undersigned, on behalf of Guangshen Railway Company Limited (the "Company"), hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the "Commission") from taking any action with respect to the Company's filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        GUANGSHEN RAILWAY COMPANY LIMITED


                                        By: /s/ Tang Xiangdong
                                            ------------------------------------
                                        Name: Tang Xiangdong
                                        Title: Chief Accountant

Date: December 19, 2008